Via EDGAR

May 20, 2015

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Brandon Hill / Mr. Joseph Kempf / Mr. Robert Littlepage

RE:	NeoPhotonics Corporation
Form S-1/A Registration Statement
Filed May 13, 2015
File No. 333-201180

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are responding to the oral comment from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission provided during a telephone conference call on May 20, 2015 relating to the above-referenced registration statement on Form S-1/A.

The oral comment related to the Company’s acquisition in January 2015 of the tunable laser product lines of EMCORE Corporation (“EMCORE”). Set forth below is the heading and summary description of the oral comment provided, followed by the Company’s response thereto.

EMCORE Acquisition

1.	Please explain to us which products were acquired and which were not acquired by you in the EMCORE acquisition. In your response, please provide the profit & loss (P&L) information and the financial statements you relied upon, and make reference to the applicable sections of the acquisition agreement and any subsequent amendment(s).

On January 2, 2015, the Company consummated the acquisition of certain specific product lines of EMCORE relating to Integrated Tunable Laser Assembly (iTLA) and microITLA businesses. The terms of the acquisition were set forth in an Asset Purchase Agreement between the parties dated as of October 22, 2014 (the “Agreement”). The Agreement was amended effective January 2, 2015 (the “Amendment”), the date of the closing, which Amendment was filed on January 8, 2015, with the Company’s Current Report on Form 8-K.

In Section 1.2 of the Amendment, the Agreement was modified so Section 2.1(a) would read as follows:

“Section 2.1 Purchase and Sale of the Purchased Assets. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser,

and Purchaser shall purchase from Seller, free and clear of any Encumbrances (other than Permitted Encumbrances), all of Seller’s right, title and interest in, to and under all of the assets, properties and rights of every kind and nature, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located and whether now existing or hereafter acquired, which exclusively or primarily relate to, or are used or held for use exclusively in connection with, the Business (other than the Excluded Assets) (collectively, the “Purchased Assets”), including the following:

(a) the inventory, finished goods, raw materials, work in progress, packaging, supplies and parts used in the Business other than Tunable Inventory (“Inventory”), a list of which as of June 30, 2014 is set forth on Schedule 2.1(a) of the Seller Disclosure Schedule and a list of which as of December 29, 2014 is set forth on Schedule 2.1(a)-1 of the Seller Disclosure Schedule.”

Additionally, the definition of Tunable Inventory was added and reads as follows:

“Tunable Inventory” means the inventory and finished goods of the Business that represents tunable transmitter optical subassemblies (T-TOSA) or small form factor pluggable (T-XFP) transceivers for 10 gigabits per second transmission application.”

The intention and legal consequence of the Amendment was to clarify that the Company’s intention was to acquire only the iTLA and microITLA businesses, specifically carving out the T-TOSA and T-XFP businesses, which the amendment clearly states as not being acquired by the Company. Moreover, in December 2014 (prior to closing the transaction and prior to the Amendment), the Company informed the key customers of the T-TOSA and T-XFP products (Huawei Technologies and Cisco Systems, respectively) that such products would not be part of the acquisition and would not be supported by the Company.

Additionally, based on the Company’s review of the patents transferred in connection with the transaction, the Company confirms that none of the patents transferred to the Company from EMCORE are specific to the TXFP or T-TOSA products.

Furthermore, the Company received from EMCORE prior to January 2, 2015, the Profit and Loss Statement, Balance Sheet and Income Statement from EMCORE, and all of these documents were specific to the iTLA and microITLA products only. These documents are attached as Exhibit A to this letter.

We believe that the above analysis demonstrates that the Company acquired from EMCORE only the iTLA and micorITLA businesses, not the T-TOSA and T-XFP businesses.

* * * * *

Please contact me at (408) 232-9200 or my colleague Bandy Wu at (408) 428-4977 with any questions or further comments regarding the Company’s response to the Staff’s oral comment.

Yours very sincerely,

NEOPHOTONICS CORPORATION

/s/ Clyde Raymond Wallin

Clyde Raymond Wallin

Chief Financial Officer and Senior Vice President

EXHIBIT A

The Profit and Loss Statement, Balance Sheet and Income Statement for ITLA and Micro-ITLA products:

Balance Sheet	Telecom Dec
Cash & Cash Equivalents	—
Restricted Cash	—
Accounts Receivable, Net	9,672,938
Inventory—Net	1,441,061
Other Current Assets	—
Property Plant and Equipment—Net	7,328,154
Patents—Net	—
Deposits	—
Other Non-Current Assets	—

Total Assets	18,442,154

Accounts Payable	7,417,125
Accrued Liabilities	—
Customer Deposits	—
Long-Term Liabilities	—

Total Liabilities	7,417,125

Net Investment in subsidiary	11,025,029

Total Liabilities & Investment	18,442,154

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com

Emcore Telecom Products
ITLA/Micro ITLA Product Lines
Pro Forma Income Statements
Twelve months ended September 30, 2014
Revenue
Product Revenue	42,639,382
Service Revenue	—

Revenue	42,639,382
Cost of Goods Sold
Cost of Product Revenue	37,313,010
Cost of Service Revenue	—

Cost of Sales	37,313,010
Gross Profit	5,326,372
Operating Expenses
Marketing & Sales	1,721,243
General & Administration	1,647,826
Corporate Charge	2,193,255

SG&A	5,562,324
Research & Development	4,301,991
Impairment Loss	—
Severance Expense*	261,391
Restructuring Expenses	—
Litigation Settlements, Net	—
Flood Related Expenses	—
Flood Related Insurance proceeds	—
Gain on Sale of ESNM Interest	—
Loss (Gain) on Sale of Assets	—

Total Operating Expenses	10,125,706
Operating Income (Loss)	(4,799,335)
Other Expenses (Income)
Interest Income	—
Interest Expense	—
Asset Impairment	—
Loss on debt conversion	—
Other Income (Misc)	(509)
Change in Fair Value of Financial Instruments	—
Currency Exchange Losses (Gains)	—
Net Loss (Income) of Subs	—
Equity In Net of Investments	—

Net Income (Loss) Before Taxes	(4,798,826)
Income Tax	—
Net Income (Loss)	(4,798,826)

2911 Zanker Road, San Jose, CA 95134-2125 USA T +1.408.232.9200 F +1.408.456.2971 www.neophotonics.com